MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#410 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

February 29, 2008

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

February 29, 2008 to the Toronto Stock Exchange and the American Stock Exchange, being the only exchanges upon which the shares of the Company are listed, as well as through CNN and other approved public media including filing on SEDAR and EDGAR on March 4, 2008.

Item 4	Summary of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is pleased to announce that it has closed its previously announced private placement financing.

Item 5	Full Description of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is pleased to announce that it has closed its previously announced private placement financing. A total of CDN $7,046,550 was raised through the issuance of 6,711,000 units (“Units”), consisting of one common share (a “Share”) and one share purchase warrant (“Warrant”), with each Warrant exercisable into one Share for a period of 18 months at an exercise price of $1.35.

The Company has also issued 350,350 warrants (“Finder’s Warrants”) and paid an aggregate of $367,867.50 in cash to certain finders in connection with the private placement. Each Finder’s Warrant is exercisable into one Share for a period of 18 months at an exercise price of $1.11.

The Shares, Warrants, Finder’s Warrants are subject to a four-month hold period as required under applicable Canadian securities law, expiring June 30, 2008. The common shares underlying the Warrants and Finder’s Warrants will also be subject to a hold period expiring June 30, 2008 if the Warrants and Finder’s Warrants, as applicable, are exercised prior to that date.

The proceeds of the financing will be used to fund the Company’s El Dorado and Santa Rita work programs, which the Company intends to accelerate upon the passing in El Salvador of new mining legislation that is expected in the coming months, and for general corporate purposes.

The Shares, Warrants, shares underlying the Warrants, and the Finder’s Warrants are not currently qualified by prospectus or registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the laws of any state, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. The securities are subject to resale restrictions under applicable securities laws.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Ronda Fullerton, Corporate Secretary
(604) 689-1976

Item 8	Date of Report

February 29, 2008